3 February 2003

CORUS GROUP plc

SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc has today received notification from Standard Life Investments on behalf of Standard Life Group, in accordance with Section 198 of the Companies Act 1985 (the "Act"), that on 31 January 2003 Standard Life Investments sold 3,000,000 shares on behalf of Standard Life Group. This decreased the total held as a material interest to 93,015,794 shares being below 3% of Corus Group plc's issued capital.

END